August 27, 2013

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	JMJP Partners, Inc., formerly Backgate Acquisition Corporation
Registration Statement on Form 10
File No. 0-54824

To the Securities and Exchange Commission:

JMJP Partners, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) its registration statement on Form 10 (the “Registration Statement”). In regard to the Registration Statement, the Company and its management acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Tan Tran
Tan Tran
President
JMJP Partners, Inc.